December 9, 2005
United States Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief

Re:	File No. 1-09195
KB Home
Form 10-K for Fiscal Year Ended November 30, 2004
Form 10-Q for Fiscal Quarter Ended August 31, 2005

Dear Mr. Cash:
This letter responds to the comments of the Securities and Exchange Commission (the “Commission”) staff contained in your letter dated December 1, 2005 regarding the reports listed above filed by KB Home (the “Company”).
Set forth below are the Commission’s comments, followed by the Company’s responses.
Form 10-Q for the fiscal quarter ended August 31, 2005
Note 13 — Subsequent Event
We note your response to comment 2 from our letter dated November 9, 2005. Please confirm to us in writing the information that was shared in the November 28, 2005 phone call we had with Bill Hollinger, your chief accounting officer. Specifically, please tell us the type and amount of consideration received from Countrywide for the sale of substantially all of the assets of your mortgage banking business. Also, please tell us in a reasonable level of detail, and quantify, the assets that Countrywide contributed to the newly formed joint venture, and tell us whether any of those assets were among the mortgage banking assets that you sold to Countrywide for cash.
Response
On September 1, 2005, the Company received as full consideration for the sale of substantially all of the assets of its mortgage banking business, $42.4 million in cash from Countrywide Financial Corporation (“Countrywide”). The sale transaction did not involve any note obligations, contingencies, earn-outs or future payments.
Separately from the asset sale, on September 1, 2005, the Company and Countrywide also formed the Countrywide KB Home Loans joint venture to which each company contributed capital of $15 million. The Company’s capital contribution was comprised solely of cash, while Countrywide’s contribution was comprised of approximately $12.5 million of cash and $2.5 million of leasehold improvements. The leasehold improvements contributed by Countrywide relate to two mortgage operations centers in Las Vegas, Nevada and San Antonio, Texas which the Company leased and used in connection with its mortgage banking business prior to the asset sale transaction. The leasehold interests and improvements were sold to Countrywide in the asset sale transaction and are now solely leased and used by the Countrywide KB Home Loans joint venture. Countrywide contributed the leasehold improvements to the joint venture at the Company’s book value of the leasehold improvements prior to the asset sale transaction. Countrywide did not contribute to the Countrywide KB Home Loans joint venture any other assets, including financial assets, purchased from the Company in the asset sale transaction.
* * *
The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company sincerely hopes that this letter appropriately responds to each of the staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4014 or Bill Hollinger, the Company’s chief accounting officer, at 310-231-4028.
Sincerely,
/s/ Domenico Cecere
Domenico Cecere
Senior Vice President and Chief Financial Officer